SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 11, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

11 May 2015

Smith & Nephew plc (the "Company") announces that it has today received notification of the following transaction by a person discharging managerial responsibilities ("PDMR"):

Name of PDMR	John Campo
No. of Ordinary Shares / ADS' sold:	11,400 ADS'
Percentage of issued class acquired:	Less than 0.1%
Date of transaction:	08 May 2015
Average price per ADS:	US$ 35.11
Total holding following notification:	62,749 Ordinary Shares (including 9,869 ADS')
Total percentage holding following notification:	Less than 0.1%

1.         This transaction took place in New York, USA.

2.         This announcement is made in accordance with the requirements of DTR 3.1.4 (a) R.

3.         One ADS is the equivalent of two Ordinary Shares of US$0.20 each.

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 11, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary